FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 02, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
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Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

MINUTES NUMBER 172 OF SADIA S.A.'s BOARD OF DIRECTORS EXTRAORDINARY MEETING  HELD ON SEPTEMBER 2, 2009.

The members of Sadia S.A.'s Board of Directors came together on September 2, 2009 at 8:00 o'clock in the morning at its facilities located at Rua Fortunato Ferraz, no. 365 – 2nd floor in São Paulo-SP led by its chairman Mr. José Júlio Cardoso de Lucena in keeping with article 16 of its By-laws for the following evaluations:

1. DISMISSAL AND ELECTION OF NEW CEO

According to the terms of Article 17, III, of the company's by-laws, the Board decided to dismiss CEO Gilberto Tomazoni on this day. The Board took advantage of the opportunity to express its gratitude to Mr. Gilberto Tomazoni for his relevant services provided during his 27 years of working for the Sadia group.

The Board approved, with the Chairman's abstention of vote, to elect to the position of the company's CEO Mr. José Júlio Cardoso de Lucena, Brazilian, divorced, lawyer, identity card no. 3.606.644 (SSP/SP), CPF no. 058.826.058-49, who shall hold the positions of both Chairman and CEO. The position of CEO will be exercised for the remaining year, which will coincide with the end of the term of the company's other Executive Officers.

The CEO hereby elected shall be vested in the position by signing the instrument of investiture, at which time he shall make the declarations established by law that will be included in the book of minutes of the Executive Offices along with the other terms and declarations stated in the Company's By-laws, in the Stock Exchange Listing Regulations and applicable legislation.

Since there were no other issues to discuss, the meeting was called to a close and these minutes were prepared and signed by all the members present.

São Paulo, SP - September 2, 2009

(aa) José Júlio Cardoso de Lucena, Cassio Casseb Lima, Manoel Ferraz Whitaker Salles, Marcelo Canguçu de Almeida, Martus Antonio Rodrigues Tavares, Roberto Faldini.

I certify that the present document is a true copy of minutes no. 176 transcribed in pages 34 and 35 in book no. 06 of Minutes from Sadia S/A's Board of Directors.

Delmir Antonio Dal Cim

Secretary